NO ACT

P.E. 10/23/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14008610

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 02 2014

Washington, DC 20549

December 2, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 12-2-14

Mark J. Casey
Hologic, Inc.
mark.casey@hologic.com

Re: Hologic, Inc.
Incoming letter dated October 23, 2014

Dear Mr. Casey:

This is in response to your letter dated October 23, 2014 concerning the shareholder proposal submitted to Hologic by the Graphic Communications Conference IBT Benevolent Trust Fund U.S. We also have received a letter on the proponent's behalf dated October 28, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Carin Zelenko
International Brotherhood of Teamsters
czelenko@teamster.org

December 2, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hologic, Inc.
Incoming letter dated October 23, 2014

The proposal relates to poison pills.

We are unable to concur in your view that Hologic may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Hologic may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 28, 2014

VIA EMAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal submitted to Hologic, Inc. by Graphic Communications Conference IBT Benevolent Trust Fund U.S.

Ladies and Gentlemen:

This letter is submitted on behalf of Graphic Communications Conference IBT Benevolent Trust Fund U.S. ("the Proponent") in response to an October 23, 2014 letter ("the Company letter") from Hologic, Inc. ("the Company"), which seeks to exclude from its proxy materials for its 2015 annual meeting of shareholders the Proponent's precatory shareholder proposal, which requests that the adoption, maintenance or extension of any poison pill be submitted to a shareholder vote as a separate ballot item ("the Proposal").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed to the Company.

The Company's letter argues that the Proposal should be excluded pursuant to rule 14a-8 of the Securities and Exchange Act of 1934, because two letters submitted by the Proponent's custodian/record holder failed to provide adequate proof of continuous ownership by the Proponent of at least $2,000 worth of Company stock for one year prior to the filing of the Proposal.

The first custodian/record holder letter, dated September 18, 2014 that is part of Exhibit A to the Company letter ("first custodian/record holder letter"), omitted "U.S." from the

Proponent's title. The second custodian/record holder letter dated September 25, 2014 that is part of Exhibit D to the Company Letter ("second custodian/record holder letter) included "U.S." but omitted "Fund" from the Proponent's title.

It is apparent from the record, however, that the omission of "Fund" from the Proponent's title in the second custodian/record holder letter is due to "Fund" being erroneously dropped from the Proponent's title by the Company's own Deficiency Notice dated September 24, 2014 ("Deficiency Notice"), which is also part of Exhibit B to the Company's letter.

The Deficiency Notice states that:

> "The enclosed letter from Amalgamated Bank, dated September 18, 2014 that was provided to the Company is insufficient because it verifies that 'Graphic Communications Conference IBT Benevolent Trust' owns Company Shares but fails to verify the ownership of '**Graphic Communications Conference IBT Benevolent Trust U.S.**'
>
> "**To remedy this defect**, the Proponent must obtain a proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (September 18, 2014)." (Emphasis supplied.)

The Deficiency Notice should have identified the defect as "U.S." not being included in the title "Graphic Communications Conference IBT Benevolent Trust Fund U.S." Instead the Deficiency Notice erroneously identified the defect as "U.S." being omitted from a title for the Proponent that did not include "Fund"-- "Graphic Communications Conference IBT Benevolent Trust."

The Proponent's second custodian/record holder letter logically attempted "to remedy this defect" by adding "U.S." to the exact title specified in the Company's Deficiency Notice—"Graphic Communications Conference IBT Benevolent Trust."

Thus, in this case, the Company's attempt to notify the Proponent of the deficiency only added to the confusion over the Proponent's title. It erroneously identified the defect, which critically distinguishes this case from those cited in the Company letter—*The Coca-Cola Company* (February 4, 2008); and *Great Plains Energy, Inc.* (February 4, 2013), and *AT&T, Inc.* (January 17, 2008).

The Proponent respectfully submits that the relief sought in the Company's letter should be denied because it should not be rewarded for erroneously identifying the defect in its Deficiency Notice.

To eliminate any continuing confusion regarding's the Proponent's correct title and continuous ownership of $2,000 worth of Company stock, a third custodian/record holder verification letter is attached hereto as Exhibit A.

If you have any questions, please feel free to contact the undersigned at 202.624.6899 or czelenko@teamster.org.

Sincerely,

Carin Zelenko, Director
Capital Strategies Department

CZ/mj
Attachment

cc: Mark J. Casey, mark.casey@hologic.com

amalgamated bank

EXHIBIT A

October 28, 2014

Mr. Mark J. Casey
General Counsel and Secretary
Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730

Dear Mr. Casey:

This letter will verify that as of the close of business on September 18, 2014, Graphic Communications Conference IBT Benevolent Trust Fund U.S. held 1,176 shares of Hologic, Inc. common stock. It has continuously held more than $2,000 worth of Hologic, Inc. common stock for at least one year prior to that date. Graphic Communications Conference IBT Benevolent Trust Fund U.S. intends to continue to hold at least $2,000 worth of Hologic, Inc. common stock until the time of Hologic, Inc.'s 2015 annual meeting of shareholders.

Amalgamated Bank serves as custodian and record holder for Graphic Communications Conference IBT Benevolent Trust Fund U.S. The above mentioned shares are registered in a nominee name of Amalgamated Bank. The shares are held by Amalgamated Bank through DTC Account #2352.

Sincerely,

Ray Mannarino

Ray Mannarino

HOLOGIC®

October 23, 2014

__VIA EMAIL__ (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Hologic, Inc. – 2015 Annual Meeting – Omission of Shareholder Proposal of The Graphic Communications Conference IBT Benevolent Trust Fund U.S.

Ladies and Gentleman:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Hologic, Inc. (the "Company") hereby notifies the U.S. Securities and Exchange Commission (the "Commission") of its intention to exclude from its proxy statement and form of proxy (the "Proxy Materials") for its 2015 annual meeting of shareholders (the "2015 Annual Meeting") a shareholder proposal and related supporting statement (the "Proposal") submitted by the Graphic Communications Conference IBT Benevolent Trust Fund U.S. (the "Proponent"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Commission concur in our view that the Proposal may be excluded from the Proxy Materials for the 2015 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of its continuous stock ownership in response to the Company's proper request for that information.

In accordance with Rule 14a-8(j), this letter is being filed with the Commission not less than eighty (80) calendar days before the Company intends to file its definitive Proxy Materials for the 2015 Annual Meeting. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are transmitting this letter and its attachments to the Staff via email at __shareholderproposals@sec.gov__. In addition, a hard copy of this letter is also being sent via Federal Express to the address listed above. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent via email and certified mail as notification of the Company's intention to omit the Proposal from the Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company pursuant to Rule 14a-8(k) and SLB 14D.

Background

On September 18, 2014, the Company received the Proposal, which is attached hereto as **Exhibit A**, proffered by Graphic Communications Conference IBT Benevolent Trust Fund **U.S**. (emphasis added) The Proposal provides, in part:

> "RESOLVED, That the shareholders of Hologic, Inc. (hereinafter "the Company") request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election."

The Proposal was accompanied by a letter dated September 18, 2014 from Amalgamated Bank stating that as of September 18, 2014, the "Graphic Communications Conference IBT Benevolent Trust Fund" held 1,176 shares of Company stock ("Record Holder Letter No. 1"). See **Exhibit A**. Notably, Record Holder Letter No. 1 did not make any mention of the Proponent, Graphic Communications Conference IBT Benevolent Trust Fund **U.S**. (emphasis added) or otherwise explain the relationship between these two different entities.

On September 24, 2014, six (6) calendar days from the date the Company received the Proposal, the Company sent the Proponent a letter notifying it of the procedural deficiencies in its submission of the Proposal as required under Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, which is attached hereto as **Exhibit B**, the Company informed the Proponent that it had not provided adequate proof of ownership as required by Rule 14a-8(b) as of the date that the Proposal was submitted to the Company and requested that the Proponent provide such proof in a timely manner. See **Exhibit B**. Specifically, the Deficiency Notice explained: (i) the ownership requirements of Rule 14a-8(b); (ii) the type of statement or documentation necessary to demonstrate ownership under Rule 14a-8(b); and (iii) the fact that the Proponent's response had to be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date the Proponent received the Deficiency Notice. The Deficiency Notice explicitly noted that Record Holder Letter No. 1 was insufficient because the shareholder name in Record Holder Letter No. 1 did not match the name of the Proponent. The Deficiency Notice also included a copy of Rule 14a-8 as well as copies of Staff Legal Bulletins Nos. 14F (October 18, 2011) and 14G (October 16, 2012) ("SLB 14F" and "SLB 14G", respectively). The Deficiency Notice was delivered via email on September 24, 2014. See **Exhibit C**.

On September 25, 2014, in response to the Deficiency Notice, the Proponent sent an email to the Company and attached to that email a cover letter indicating that a letter from the custodian of the Proponent ("Graphic Communications Conference IBT Benevolent Trust **Fund** U.S." (emphasis added)) was enclosed. Enclosed was a new letter from Amalgamated Bank, dated September 25, 2014, stating that as of September 18, 2014, "Graphic Communications Conference IBT Benevolent Trust US" (note the word "Fund" was not included) held 1,176 shares of Company stock ("Record Holder Letter No. 2").

Record Holder Letter No. 2 and the related correspondence is attached hereto as **Exhibit D**. As with Record Holder Letter No. 1, Record Holder Letter No. 2 did not make any mention of the Proponent and otherwise failed to explain the relationship between the Proponent and the entity listed on Record Holder Letter No. 2.

Analysis

Rule 14a-8 requires a stockholder proponent to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials. As explained in Rule 14a-8(b) and in Staff guidance, in order to demonstrate eligibility shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent has not adequately demonstrated eligibility because neither Record Holder Letter No. 1 nor Record Holder Letter No. 2 provides sufficient proof of the Proponent's continuous ownership of Company stock pursuant to Rule 14a-8(b):

> **Proposal:** "Graphic Communications Conference IBT Benevolent Trust **Fund U.S.**" (emphasis added)
>
> **Record Holder Letter No. 1:** "Graphic Communications Conference IBT Benevolent Trust Fund" (note the word "U.S." was not included)
>
> **Record Holder Letter No. 2:** "Graphic Communications Conference IBT Benevolent Trust US" (note the word "Fund" was not included)

We understand that the Staff has expressed concern that companies' notices of defect are not adequately describing defects or explaining what a proponent must do to remedy defects in proof of ownership letters. Note that in this case the Company specifically explained that the defect was due to a difference in the name of the Proponent and the name listed in Record Holder Letter No. 1 and yet Record Holder Letter No. 2 contained a similar defect.

Because neither of the letters received from Amalgamated Bank identify the Proponent as the owner of Company stock, the Proponent has failed to satisfy the ownership requirements of Rule 14a-8(b). The Staff has permitted the exclusion of a stockholder proposal based on a proponent's failure to provide evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1) when evidence of ownership submitted by a proponent does not properly identify the proponent. For example, see *The Coca-Cola Company* (February 4, 2008) (concurring with the exclusion of a shareholder proposal where the proposal was submitted by "The Great Neck Capital Appreciation LTD Partnership" and the proponent submitted broker letters referring to "THE GREAT NECK CAP APP INVST PARTSHP., DFJ DISCOUNT BROKER" and "THE GREAT NECK CAP APP INVST PARTSHP") and see also *Great Plains Energy Inc.* (February 4, 2013); *AT&T Inc.* (January 17, 2008) (in each, the Staff concurred with the exclusion of the proposal because the broker letter referred to someone other than the proponent as the owner of the company's stock).

Conclusion

As explained above, the Proposal may be excluded pursuant to Rule 14a-8(f)(1) because the Proponent failed to demonstrate continuous ownership of Company stock for a period of one year prior to the submission date of the Proposal in accordance with the requirements of Rule 14a-8(b)(1). Based on the foregoing, we hereby respectfully request confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials for the 2015 Annual Meeting. If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials for the 2015 Annual Meeting, we request the opportunity to confer with the Staff prior to a final determination of the Staff's position. I would appreciate your sending your response via email to me at mark.casey@hologic.com as well as to Philip J. Flink of Brown Rudnick LLP at pflink@brownrudnick.com. I can also be reached by phone at 508-263-8494.

Sincerely,

Mark J. Casey
Senior Vice President, Chief Administrative Officer, General Counsel & Secretary

Enclosures

cc: George Tedeschi
Marcia Jhingory
Anne Liddy, Esq.
Philip J. Flink, Esq.

Exhibit A

HOLOGIC
Extraordinarily powerful care

Priscilla Plourde
Executive Assistant
250 Campus Drive
Marlborough, MA 01752
O: 508.263.8471
F: 508.263.2959
priscilla.plourde@hologic.com

From: Jhingory Marcia [mailto:MJhingory@teamster.org]
Sent: Thursday, September 18, 2014 3:29 PM
To: Plourde, Priscilla
Subject: GCC-IBT BTF Shareholder Proposal Submission
Importance: High

Please find attached a cover letter and shareholder proposal on behalf of the Graphic Communications Conference IBT Benevolent Trust Fund to be presented at the Company's 2015 Annual Meeting of Shareholders. I am also including the relevant "proof of ownership". Original copies of this proposal will be sent via UPS Ground.

Please note, any further questions regarding this matter should be directed to Louis Malizia, Assistant Director, IBT Capital Strategies Department, at (202) 624-6930.

Kind regards,

Marcia Jhingory
Office Manager
IBT Capital Strategies
25 Louisiana Avenue, NW
Washington, DC 20001
Tel: 202.624.8100
Fax: 202.624-6833

GRAPHIC COMMUNICATIONS
BENEVOLENT TRUST FUND

25 LOUISIANA AVE., N.W., WASHINGTON, D.C. 20001-2198

PHONE 202/508-6660 • FAX 202/508-6661

GEORGE TEDESCHI
Chairman

ROBERT LACEY
Secretary, Fund Administrator

September 18, 2014

By overnight mail and email
Priscilla.Plourde@Hologic.com

Mr. Mark J. Casey
Senior Vice President/Chief Administrative Officer, General Counsel, Secretary
Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730

RE: Graphic Communications Conference IBT Benevolent Trust Fund U.S.

Dear Mr. Casey:

As the duly authorized representative of the Graphic Communications Conference IBT Benevolent Trust Fund U.S. (the "Trust"), I write to give notice that pursuant to the 2014 proxy statement of Hologic, Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to me.

Sincerely,

George Tedeschi

George Tedeschi
Chairman, Benevolent Trust Fund

Enclosure

RESOLVED, That the shareholders of Hologic, Inc. (hereinafter "the Company") request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election.

SUPPORTING STATEMENT

The Company's Board of Directors adopted a shareholder rights plan, commonly known as a "poison pill", without shareholder approval. This plan is an anti-takeover device that can adversely affect shareholder value by discouraging takeovers that could be beneficial to shareholders.

Poison pills, according to the book "Power and Accountability" by Nell Minow and Robert Monks: "amount to major de facto shifts of voting rights away from shareholders to management on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders."

Thus it is no surprise that the Shareholder Bill of Rights adopted by the Council of Institutional Investors, whose members represent nearly $3 trillion in benefit fund assets, calls for poison pills to be approved by shareholders before they take effect.

At a minimum, the shareholders of our Company should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon. Therefore, your support **FOR** this proposal is respectfully sought.

AMALGAMATED BANK

RAY MANNARINO, CFA, CPA
Vice President

TEL (212) 895-4908
FAX (212) 895-4524
raymondmannarino@amalgamatedbank.com

September 18, 2014

Mr. Mark J. Casey
General Counsel and Secretary
Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730

Dear Mr. Casey;

This letter will verify that as of September 18, 2014, the Graphic Communications Conference IBT Benevolent Trust Fund held 1,176 shares of Hologic, Inc. common stock. It has continuously held more than $2,000 worth of Hologic, Inc. shares for at least one year. The Graphic Communications Conference IBT Benevolent Trust Fund intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting in 2015.

Amalgamated Bank serves as custodian and record holder for the Graphic Communications Conference IBT Benevolent Trust Fund. The above-mentioned shares are registered in a nominee name of Amalgamated Bank. The shares are held by the Bank through DTC Account #2352.

Sincerely,

Ray Mannarino

Exhibit B

HOLOGIC®

September 24, 2014

VIA FEDERAL EXPRESS

George Tedeschi
Chairman
Graphic Communications Benevolent Trust Fund
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198
P: 202-508-6660

RE: Hologic, Inc. – Shareholder Proposal

Dear Mr. Tedeschi:

On September 18, 2014, Hologic, Inc. (the "Company") received the shareholder proposal (the "Proposal") that was submitted on behalf of the Graphic Communications Conference IBT Benevolent Trust Fund U.S. (the "Proponent"), a copy of which is enclosed. The Proposal was accompanied by a cover letter on the letterhead of Graphic Communications Benevolent Trust Fund which requested that correspondence be directed to you. This letter is being provided to notify the Proponent, pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, as amended, of a procedural defect in its submission of the Proposal.

Rule 14a-8(b) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The enclosed letter from Amalgamated Bank, dated September 18, 2014, that was provided to the Company is insufficient because it verifies that "Graphic Communications Conference IBT Benevolent Trust" owns Company shares but fails to verify the ownership of "Graphic Communications Conference IBT Benevolent Trust U.S."

To remedy this defect, the Proponent must obtain a proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (September 18, 2014). As explained in Rule 14a-8(b) and in Securities and Exchange Commission ("SEC") staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (September 18, 2014); or

2. if the Proponent has filed with the SEC a Schedule 13D, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in item 1 above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletins Nos. 14F and 14G, only DTC participants and affiliates of DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://164.109.172.95/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or DTC participant affiliate through which the securities are held, as follows:

1. If the Proponent's broker or bank is a DTC participant or a DTC participant affiliate, then the Proponent needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (September 18, 2014).

2. If the Proponent's broker or bank is not a DTC participant or a DTC participant affiliate, then the Proponent needs to submit proof of ownership from the DTC participant or DTC participant affiliate through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (September 18, 2014). The Proponent should be able to find out the identity of the DTC participant or DTC participant affiliate by asking its broker or bank. If the broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant or DTC participant affiliate through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant or DTC participant affiliate that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the proposal was submitted (September 18, 2014), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant or DTC participant affiliate confirming the broker or bank's ownership.

Because the Proponent has not proven its eligibility by submitting this documentation, the Proponent has not complied with the procedural requirements for submitting a shareholder proposal pursuant to Rule 14a-8. In order to remedy this procedural defect, the Proponent must respond to this letter by submitting documentation to the Company proving its eligibility, as described above and in the copy of Rule 14a-8(b) enclosed with this letter. The SEC's rules require that the Proponent's response to this letter be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date the Proponent receives this letter. If the Proponent fails to respond or its response does not cure this defect within this timeframe, the Company may exclude the Proponent's proposal from its proxy materials. The Company also reserves the right to exclude the Proponent's proposal for any other reason permitted by Rule 14a-8 or other applicable law.

Please address any response to me at the address noted in the below letterhead. Alternatively, you may transmit any response by facsimile to me at (508) 263-2959. If you have any questions with regard to the foregoing, please contact me at (508) 263-8494 or Phil Flink of Brown Rudnick LLP at (617) 856-8555. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletins Nos. 14F and 14G.

Sincerely,

Mark J. Casey, Esq.
Senior Vice President, Chief Administrative Officer, General Counsel & Secretary

Enclosures

cc: Marcia Jhingory (via email)
Anne Liddy, Esq. (via email)
Philip J. Flink, Esq.

61777640 v1-WorkSiteUS-011648/0001

GRAPHIC COMMUNICATIONS BENEVOLENT TRUST FUND

25 LOUISIANA AVE., N.W., WASHINGTON, D.C. 20001-2198

PHONE 202/508-6660 • FAX 202/508-6661

GEORGE TEDESCHI
Chairman

ROBERT LACEY
Secretary, Fund Administrator

September 18, 2014

By overnight mail and email
Priscilla.Plourde@Hologic.com

Mr. Mark J. Casey
Senior Vice President/Chief Administrative Officer, General Counsel, Secretary
Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730

RE: Graphic Communications Conference IBT Benevolent Trust Fund U.S.

Dear Mr. Casey:

As the duly authorized representative of the Graphic Communications Conference IBT Benevolent Trust Fund U.S. (the "Trust"), I write to give notice that pursuant to the 2014 proxy statement of Hologic, Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to me.

Sincerely,

George Tedeschi

George Tedeschi
Chairman, Benevolent Trust Fund

Enclosure

RESOLVED, That the shareholders of Hologic, Inc. (hereinafter "the Company") request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election.

SUPPORTING STATEMENT

The Company's Board of Directors adopted a shareholder rights plan, commonly known as a "poison pill", without shareholder approval. This plan is an anti-takeover device that can adversely affect shareholder value by discouraging takeovers that could be beneficial to shareholders.

Poison pills, according to the book "Power and Accountability" by Nell Minow and Robert Monks: "amount to major de facto shifts of voting rights away from shareholders to management on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders."

Thus it is no surprise that the Shareholder Bill of Rights adopted by the Council of Institutional Investors, whose members represent nearly $3 trillion in benefit fund assets, calls for poison pills to be approved by shareholders before they take effect.

At a minimum, the shareholders of our Company should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon. Therefore, your support **FOR** this proposal is respectfully sought.

AMALGAMATED BANK

RAY MANNARINO, CFA, CPA
Vice President

TEL (212) 895-4909
FAX (212) 895-4524
raymondmannarino@amalgamatedbank.com

September 18, 2014

Mr. Mark J. Casey
General Counsel and Secretary
Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730

Dear Mr. Casey:

This letter will verify that as of September 18, 2014, the Graphic Communications Conference IBT Benevolent Trust Fund held 1,176 shares of Hologic, Inc. common stock. It has continuously held more than $2,000 worth of Hologic, Inc. shares for at least one year. The Graphic Communications Conference IBT Benevolent Trust Fund intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting in 2015.

Amalgamated Bank serves as custodian and record holder for the Graphic Communications Conference IBT Benevolent Trust Fund. The above-mentioned shares are registered in a nominee name of Amalgamated Bank. The shares are held by the Bank through DTC Account #2352.

Sincerely,

Ray Mannarino

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (I)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will

generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by

affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Exhibit C

Liddy, Anne

From: Liddy, Anne
Sent: Wednesday, September 24, 2014 3:07 PM
To: 'MJhingory@teamster.org'
Cc: Plourde, Priscilla
Subject: RE: Shareholder Proposal Submission (Graphic Communications Benevolent Trust Fund)
Attachments: HOLX-SH Proposal Deficiency Ltr [Graphic Communications].pdf

Marcia,

Please find attached in response to your proposal submission.

Thank you,
Anne

Anne Liddy
AVP & Assistant General Counsel
Hologic, Inc.
250 Campus Drive
Marlborough, MA 01752
Phone: 508-263-8498
Fax: 508-263-2959

From: Jhingory Marcia [mailto:MJhingory@teamster.org]
Sent: Thursday, September 18, 2014 3:29 PM
To: Plourde, Priscilla
Subject: GCC-IBT BTF Shareholder Proposal Submission
Importance: High

Please find attached a cover letter and shareholder proposal on behalf of the Graphic Communications Conference IBT Benevolent Trust Fund to be presented at the Company's 2015 Annual Meeting of Shareholders. I am also including the relevant "proof of ownership". Original copies of this proposal will be sent via UPS Ground.

Please note, any further questions regarding this matter should be directed to Louis Malizia, Assistant Director, IBT Capital Strategies Department, at (202) 624-6930.

Kind regards,

Marcia Jhingory
Office Manager
IBT Capital Strategies
25 Louisiana Avenue, NW
Washington, DC 20001
Tel: 202.624.8100
Fax: 202.624-6833

Exhibit D

Liddy, Anne

From: Jhingory Marcia <MJhingory@teamster.org>
Sent: Thursday, September 25, 2014 3:44 PM
To: Liddy, Anne
Cc: Plourde, Priscilla; Malizia Louis
Subject: GCC Trust Proof of Ownership
Attachments: IBT GCC Proof of Hologic Stocks0001.pdf

I wish to refer to the letter from Mark Casey, Esq., dated September 24, regarding the IBT GCC Benevolent Trust Fund U.S. proof of common stocks of Hologic Inc., and am pleased to forward the attached response. If you have any questions regarding this matter feel free to contact Louis Malizia directly at (202) 624-6930.

Kind regards.

Marcia Jhingory
Office Manager
IBT Capital Strategies
25 Louisiana Avenue, NW
Washington, DC 20001
Tel: 202.624.8100
Fax: 202.624-6833

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

September 25, 2014

By UPS Ground Delivery
By Email: Anne.Liddy@hologic.com

Mark J. Casey, Esq.
Senior Vice President/Chief Administrative Officer
General Counsel and Secretary
Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730

RE: Graphic Communications Conference IBT Benevolent Trust Fund U.S.

Dear Mr. Casey:

In response to your letter dated September 24, 2014, please find enclosed a letter from the custodian of the Graphic Communications Conference IBT Benevolent Trust Fund U.S. (the "Trust") confirming the Trust ownership of the requisite amount of Hologic Inc., (the "Company") common stocks. This letter also confirms that the Trust owns said common stocks for at least one year and intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Company's Annual Meeting.

The Trust believes this communication satisfies the Company's request for proof of ownership of common stocks in Hologic, Inc., and that the Company will include the Trust's Shareholder Proposal in its proxy statement for the 2015 Annual Meeting.

Please direct all further questions regarding the Trust's Proposal to Louis Malizia of the IBT Capital Strategies Department, at (202) 624-6930 or by email: lmalizia@teamster.org.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery.

Sincerely,

Louis Malizia, Assistant Director
Capital Strategies Department

LM/mj
Enclosure

AMALGAMATED BANK.

RAY MANNARINO, CFA, CPA
Vice President

TEL (212) 895 4909
FAX (212) 895-4524
raymondmannarino@amalgamatedbank.com

September 25, 2014

Mr. Mark J. Casey
General Counsel and Secretary
Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730

Dear Mr Casey:

This letter will verify that as of September 18, 2014. Graphic Communications Conference IBT Benevolent Trust US held 1,176 shares of Hologic, Inc. common stock. It has continuously held more than $2,000 worth of Hologic, Inc. shares for at least one year. Graphic Communications Conference IBT Benevolent Trust US intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting in 2015.

Amalgamated Bank serves as custodian and record holder for Graphic Communications Conference IBT Benevolent Trust US. The above-mentioned shares are registered in a nominee name of Amalgamated Bank. The shares are held by the Bank through DTC Account #2352.

Sincerely,

Ray Mannarino